April 1, 2024

Via EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Symetra Life Insurance Company (the “Company”)
Symetra Trek Plus
Registration Statement on Form S-1
File No. 333-276608

Commissioners:

The Company is filing this letter as correspondence to Pre-Effective Amendment No. 1 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain individual single premium deferred index-linked annuity contracts.

This Amendment includes certain exhibits, Interim Consolidated Financial Statements for the Company and other non-material changes.

Please note the financial statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations are presented on a statutory accounting basis due to relief the Company was granted by the Commission under Rule 3-13 of Regulation S-X. See Response of Chief Accountant’s Office, Division of Investment Management, re Symetra Life Insurance Company and First Symetra National Life Insurance Company of New York (Aug. 8, 2019).

Please direct any questions or comments regarding the Registration Statement to me at 515-471-3381 or at david.dimitri@symetra.com.

Sincerely,

/s/ David Dimitri

David Dimitri
Senior Counsel
Symetra Life Insurance Company
(515) 471-3381
(425) 615-5743 (cell)

cc:    Darlene K. Chandler, Senior Vice President and Associate General Counsel
Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company